Exhibit 99.2

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Private & confidential The Directors Permanent Funding (No.1) Limited
Blackwell House	Our ref	rkg/jb/214
Guildhall Yard
London	Contact	Richard Gabbertas
EC2V 5AE		0113 231 3123

26 June 2006

Dear Sirs

Report of the Independent Accountants to Permanent Funding (No.1) Limited on its assertion about Halifax plc’s compliance with its minimum servicing standards for the year ended 31 December 2005

We have examined Permanent Funding (No.1) Limited’s assertion, attached as Appendix 2, that Halifax plc (“the Servicer”) complied with the minimum servicing standards set forth in Appendix 1 for the year ended 31 December 2005.

The directors of Permanent Funding (No.1) Limited (“the Company”) are responsible for identifying the minimum servicing standards set forth in Appendix 1 and for the Company’s assertion regarding the Servicer’s compliance with those requirements attached as Appendix 2. Our responsibility is to express an opinion on the Company’s assertion about the Servicer’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Servicer’s compliance with specified requirements, nor does it include an assessment of the adequacy of the servicing standards themselves.

In our opinion the Company’s assertion that the Servicer complied with the minimum servicing standards contained in Appendix 1 for the year ended 31 December 2005 is fairly stated in all material respects.

KPMG Audit Plc, a company incorporated under the UK Companies Acts, is a member of KPMG International, a Swiss cooperative	Registered in England No 3110745 Registered office: 8 Salisbury Square, London EC4Y 8BB

ABCD
KPMG Audit Plc
Report of the Independent Accountants to Permanent Funding (No.1) Limited on its assertion about Halifax plc’s compliance with its minimum servicing standards for the year ended 31 December 2005
26 June 2006

This report is intended solely for the information and use of the Company, and is not intended to be and should not be used by anyone other than the Company.

/s/ KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants
26 June 2006

Appendix 1: Specified standards

Permanent Funding (No. 1) Limited has identified the following standards, defined as the minimum servicing standards to which Halifax plc as Servicer is required to comply.

(1) General servicing considerations.

(a) Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.

(2) Cash collection and administration.

(a) Payments on pool assets are deposited into the appropriate custodial bank account - the Permanent Mortgages Trustee GIC control account - no more than two business days of receipt.

(b) Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.

(c) The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.

(d) Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts namely the Permanent Mortgages Trustee GIC control account, Permanent Funding (No. 1) plc GIC account, Permanent Financing (No. 3) plc capital account and Permanent Financing (No. 3) plc transaction account, Permanent Financing (No. 4) plc capital account and Permanent Financing (No. 4) plc transaction account, Permanent Financing (No. 5) plc capital account and Permanent Financing (No. 5) plc transaction account, Permanent Financing (No. 6) plc capital account and Permanent Financing (No. 6) plc transaction account, (No. 7) plc capital account and Permanent Financing (No. 7) plc transaction account,. (No. 8) plc capital account and Permanent Financing (No. 8) plc transaction account These reconciliations:

(i) Are mathematically accurate;

(ii) Are prepared within 30 calendar days after the bank statement cut-off date;

(iii) Are reviewed and approved by someone other than the person who prepared the reconciliation; and

(iv) Contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification.

(3) Investor remittances and reporting.

Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

(4) Pool asset administration.

(a) The Servicer has made reasonable endeavours to maintain collateral or security on pool assets.

 (b) Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.

(c) The Servicer’s records regarding the pool assets agree with the lender’s records with respect to the unpaid principal balance.

(d) Changes with respect to the terms or status of a pool asset (for example loan modifications or re-ageings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.

(e) Loss mitigation or recovery actions (e.g., foreclosures or repossessions) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements. Such programs include a hierarchy of workout procedures (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, as applicable).

(f) Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

(g) Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.

(h) Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.

(i) Any external enhancement or other support is maintained as set forth in the transaction agreements.

Appendix 2: Permanent Funding (No. 1) Limited’s assertion about Halifax plc’s compliance with its minimum servicing standards for the year ended 31 December 2005 (the Assertion)

The undersigned, a duly authorised representative of Permanent Funding (No. 1) Limited pursuant to the Amended and Restated Servicing Agreements between Halifax plc acting as Servicer (the Servicer), Halifax plc as Seller, Permanent Funding (No. 1) Limited as Funding 1 and The Bank of New York as the Security Trustee dated 25th November 2003, 12 March 2004, 22 July 2004, 18 November 2004, 23 March 2005, 22 June 2005 and 22 March 2006 as amended (the Agreements), certifies that:

1. Permanent Funding (No. 1) Limited is responsible for assessing the Servicer’s compliance with the minimum servicing standards, as set out in Appendix 1.

2. Permanent Funding (No. 1) Limited has used the minimum servicing standards, set out in Appendix 1, as a basis for assessing the Servicer’s compliance with the Agreements.

3. A review of the activities of the Servicer during the year ended 31 December 2005 and its performance under the aforementioned Agreements has been made under my supervision.

4. Based on such review, to the best of my knowledge, the Servicer has complied with the minimum servicing standards attached as Appendix 1 throughout the year ended 31 December 2005 in all material respects, except as may be set forth in paragraph 5 below.

5. The following is a description of any exceptions to paragraph 4 above:

None.

Capitalised terms used but not defined in this Assertion have their respective meanings set forth in the Agreements, unless the context requires otherwise or unless otherwise defined in this Assertion.

IN WITNESS WHEREOF, the undersigned has duly executed this Annual Compliance Certificate this 22th day of June 2006.

/s/ David Balai
Authorised signatory
Permanent Funding (No.1) Limited